                                                                   EXHIBIT 99.1

                                [CHARTERED LOGO]

            NOTICE OF TWELFTH ANNUAL GENERAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON MAY 25, 2000

To Our Shareholders:

     You are cordially invited to attend and NOTICE IS HEREBY GIVEN of the twelfth Annual General Meeting of Chartered Semiconductor Manufacturing Ltd (the "Company") to be held in Singapore on Thursday, May 25, 2000 at the principal offices of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 at 10:00 a.m. (Singapore time) for the following purposes:

                                ROUTINE BUSINESS

     (1) To adopt the Audited Accounts of the Company for the year ended December 31, 1999, including the reports of the Directors and the Auditors.

     (2) To re-elect the following Directors retiring pursuant to:

          (a) Article 94 of the Company's Articles of Association and who, being eligible, offer themselves for re-election:

                                  Ms. Ho Ching
                               Mr. Lim Ming Seong
                                Mr. Sum Soon Lim

          (b) Article 99 of the Company's Articles of Association and who, being eligible, offers himself for re-election:

                              Dr. Tsugio Makimoto

     (3) To re-appoint the following Directors pursuant to Section 153(6) of the Companies Act, Chapter 50:

                              Mr. Aubrey C. Tobey
                            Dr. James H. Van Tassel
                            Mr. Charles E. Thompson

     (4) To re-appoint KPMG as the Company's Auditors and to authorize the Directors to fix their remuneration.

     (5) To approve Directors' fees up to $750,000 for the year ended December 31, 1999 ($340,000 for the year ended December 31, 1998).

                                SPECIAL BUSINESS

     (6) To authorize the Directors to:

          (a) issue shares in the capital of the Company pursuant to Section 161 of the Companies Act, Chapter 50;

          (b) create and issue securities and to issue shares in connection therewith in the capital of the Company pursuant to Section 161 of the Companies Act, Chapter 50; and

          (c) offer and grant options and to issue additional shares in the capital of the Company pursuant to the Chartered Semiconductor Manufacturing Ltd Share Option Plan 1999.

     (7) To transact any other business as may be properly transacted at an annual general meeting.

     The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

     The Board of Directors has fixed the close of business on March 31, 2000 as the date for determining those holders of ordinary shares, S$0.26 par value per share ("Shareholders") who will be entitled to receive copies of this Notice and the accompanying Proxy Statement and the Company's 1999 Annual Report to Shareholders (the "Annual Report"). A Shareholder who is registered with The Central Depository (Pte) Limited or the Company at least 48 hours before the time set for the Annual General Meeting on May 25, 2000 shall be entitled to vote in person or by proxy at the Annual General Meeting.

NOTE:

     (1) A Shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company's Register of Shareholders (Members).

     (2) A Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a Shareholder of the Company. The instrument appointing a proxy must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof. A proxy may be revoked at any time prior to the time it is voted.

     (3) The Company and its subsidiaries are subject to the continuing Nasdaq listing rules and applicable U.S. federal securities laws and will not be subject to the continuing listing rules of the Singapore Exchange Securities Trading Limited.

                                         BY ORDER OF THE BOARD

                                         ANGELA HON KAH SIM/NANCY TAN SEE SIN
                                         JOINT COMPANY SECRETARIES

Singapore
April 13, 2000

                              PROXY STATEMENT FOR
               TWELFTH ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                           TO BE HELD ON MAY 25, 2000

GENERAL

     This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Chartered Semiconductor Manufacturing Ltd (the "Company"), a company incorporated in Singapore under the Companies Act, Chapter 50 of Singapore (the "Companies Act"), of proxies to be voted at the Company's Annual General Meeting of Shareholders (the "Annual General Meeting") to be held in Singapore on Thursday, May 25, 2000 at the principal offices of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 at 10:00 a.m. (Singapore time), or any adjournments or postponements thereof, for the purposes set out in the accompanying Notice of Annual General Meeting. Shareholders should read the entire proxy statement carefully prior to returning their proxies.

     This Proxy Statement, the accompanying form of proxy, the Notice of Annual General Meeting and the Annual Report were mailed to Shareholders on or about April 13, 2000.

     In the Proxy Statement and the Notice of Annual General Meeting, references to "S$" shall mean Singapore dollars, the legal currency of Singapore and references to "$" shall mean United States dollars, the legal currency of the United States. The Proxy Statement contains translations of certain Singapore dollar amounts into U.S. dollars as of December 31, 1999, which was S$1.67 = $1.00. No representation is made that the Singapore dollar of U.S. dollar amounts shown in the Proxy Statement could have been or could be converted at such rate or at any other rate.

IMPORTANT DATE; SHARES OUTSTANDING

     The Board of Directors has fixed the close of business on March 31, 2000 as the date for determining those holders of ordinary shares, S$0.26 par value per share ("Shareholders") who will be entitled to receive copies of this Notice and the accompanying Proxy Statement and the Company's 1999 Annual Report to Shareholders (the "Annual Report"). A Shareholder who is registered with The Central Depository (Pte) Limited or the Company at least 48 hours before the time set for the Annual General Meeting on May 25, 2000 shall be entitled to vote in person or by proxy at the Annual General Meeting.

     As of March 15, 2000, the Company had 1,280,512,723 ordinary shares, S$0.26 par value per share (the "Ordinary Shares"), issued and outstanding.

REVOCABILITY OF PROXIES

     A proxy given pursuant to this solicitation may be revoked by the Shareholder giving it at any time prior to the Annual General Meeting or at the Annual General Meeting prior to the vote of the matter by the Shareholder submitting a subsequently dated instrument of proxy or by attending the Annual General Meeting and voting in person.

     To be effective, the instrument appointing a proxy must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time appointed for holding the Annual General Meeting, or any adjournment thereof. A proxy need not be a Shareholder and Shareholders may appoint any member of the Board, a Joint Secretary or any other person as their proxy.

VOTING AND SOLICITATION

     A Shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company's Register of Shareholders (Members). A Shareholder who is registered with The Central Depository (Pte) Limited or the Company at least 48 hours before the time set for the Annual General Meeting on May 25, 2000 shall be entitled to vote in person or by proxy at the Annual General Meeting. On a show of hands, every Shareholder present in person or by proxy shall have one vote and on a poll, every Shareholder present in person or by proxy shall have one vote for each Ordinary Share held. A resolution put to the vote of Shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the chairman of the meeting or a Shareholder present in person or by proxy and entitled to vote at the Annual General Meeting.

     Ordinary Shares represented by a duly executed instrument appointing a proxy that is deposited with the Company will be voted at the Annual General Meeting in accordance with Shareholders' instructions contained in the instrument. In the absence of specific instructions in the instrument, the proxy of a Shareholder may vote or abstain as he may think fit. On a show of hands, each of the resolutions to be proposed under proposals 1, 2, 4, 5 and 6 will be duly passed by the affirmative vote of a simple majority of Shareholders present and voting at the Annual General Meeting. On a poll, each of the resolutions to be proposed under proposals 1, 2, 4, 5 and 6 will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting for each Ordinary Share held. On a show of hands, each of the resolutions to be proposed under proposal 3 will be duly passed by the affirmative vote of not less than 3/4 of Shareholders present and voting at the Annual General Meeting. On a poll, each of the resolutions to be proposed under proposal 3 will be duly passed by the affirmative vote of not less than 3/4 of votes cast at the Annual General Meeting for each Ordinary Share held.

     The entire cost of soliciting proxies will be borne by the Company.

QUORUM

     The required quorum for transaction of business at the Annual General Meeting is two or more Shareholders holding not less than 33 1/3% of the total issued and fully paid shares in the capital of the Company.

SECURITY OWNERSHIP

     The following table sets forth certain information with respect to the beneficial ownership of the Ordinary Shares as of March 15, 2000, based on an aggregate of 1,280,512,723 Ordinary Shares outstanding as of such date, by:

     - each person or group of affiliated persons who is known by the Company to beneficially own 10% or more of its Ordinary Shares;

     - each of the Directors and the President and Chief Executive Officer; and

     - all of the Directors and executive officers as a group.

                                                                ORDINARY SHARES
                                                             BENEFICIALLY OWNED(1)
              10% SHAREHOLDERS, DIRECTORS AND                ----------------------
             EXECUTIVE OFFICERS AS A GROUP(2)                  NUMBER       PERCENT
             --------------------------------                -----------    -------
Singapore Technologies Pte Ltd(3)..........................  499,116,152     39.0%
Singapore Technologies Semiconductors Pte Ltd(3)...........  398,518,228     31.1%
Ho Ching...................................................       40,000        *
Lim Ming Seong.............................................            0        *
Barry Waite................................................    4,176,000        *
Sum Soon Lim...............................................      247,001        *
James H. Van Tassel........................................      131,929        *
Aubrey C. Tobey............................................       46,968        *
Robert E. La Blanc.........................................       45,168        *
Andre Borrel...............................................       40,168        *
Charles E. Thompson........................................       60,168        *
Koh Beng Seng..............................................       41,600        *
Tsugio Makimoto............................................        4,000        *
Premod Paul Thomas.........................................       18,000        *
Liow Voon Kheong...........................................        4,000        *
All directors and executive officers as a group (22
  persons).................................................    7,118,709        *

---------------
 *  Less than 1% of total.

(1) Gives effect to the Ordinary Shares issuable within 60 days of March 15, 2000 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission and includes voting and investment power with respect to Ordinary Shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all Ordinary Shares beneficially owned.

(2) The number of Ordinary Shares listed in this table includes Ordinary Shares held directly or in the form of American Depositary Shares ("ADSs").

(3) As of December 31, 1999, Temasek Holdings (Private) Limited, the principal holding company of the Government of Singapore, owned 78.3% of Singapore Technologies Pte Ltd, or ST, and 100% of Singapore Technologies Holdings Pte Ltd, or ST Holdings. ST Holdings owned 21.7% of ST which, in turn, owns 100% of Singapore Technologies Semiconductors Pte Ltd, or ST Semiconductors. Temasek may be deemed to beneficially own the shares directly owned by ST and ST Semiconductors because it is the parent of ST and ST Holdings.

                              SUMMARY OF PROPOSALS

     Shareholders will be requested to vote on the following proposals at the Annual General Meeting:

          (1) Adoption of the Audited Accounts of the Company for the year ended December 31, 1999, including the reports of the Directors and the Auditors;

          (2) Re-election of Directors retiring by rotation and a Director nominated by the Board to fill a vacancy;

          (3) Re-appointment of Directors pursuant to Section 153(6) of the Companies Act, Chapter 50;

          (4) Re-appointment of independent Auditors and authorization of the Board to fix their remuneration;

          (5) Approval of Directors' fees for services rendered during the year ended December 31, 1999; and

          (6) Authorization of the Board to issue shares and securities.

                                PROPOSAL NO. 1:

                ADOPTION OF THE AUDITED ACCOUNTS OF THE COMPANY,
              INCLUDING THE REPORTS OF THE DIRECTORS AND AUDITORS

     The Company's Annual Report for the fiscal year ended December 31, 1999 accompanies this Proxy Statement. The Annual Report includes the Company's United States dollar financial statements prepared in conformity with United States generally accepted accounting principles ("US GAAP") and a summary of the Supplementary Financial Statements described hereafter. For the purposes of complying with the Companies Act, the Company has prepared for distribution to Shareholders, supplementary financial statements (the "Supplementary Financial Statements") containing financial information required to be presented under the Companies Act but not included in US GAAP financial statements. The financial statements are accompanied by the Auditor's Reports of KPMG, the Company's independent auditors.

THE BOARD RECOMMENDS A VOTE "FOR" THE ADOPTION OF THE COMPANY'S AUDITED ACCOUNTS
 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999, INCLUDING THE DIRECTORS' REPORTS
                             AND AUDITOR'S REPORTS.

                               PROPOSAL NO. 2(a):

                 RE-ELECTION OF DIRECTORS RETIRING BY ROTATION

     In accordance with Article 94 of the Articles of Association of the Company, a portion of the Directors is elected at every annual general meeting of the Shareholders. The number of Directors retiring and eligible to stand for reelection each year varies, but generally it is equal to one-third of the Board, with the Directors who have been in office longest since their re-election or appointment standing for re-election. Ms. Ho Ching and Messrs. Lim Ming Seong and Sum Soon Lim are retiring by rotation at the Annual General Meeting. They are eligible to stand for re-election and have been nominated by the Board to do so.

     The biographies of Ms. Ho and Messrs. Lim and Sum follow. For a complete listing of our Board of Directors, please see "Directors and Executive Officers" below. Also see "Board and Committee Meetings" and "Compensation of Directors and Executive Officers" for a discussion of our Board and Committee meetings and the compensation of our Board members.

                                                                    POSITIONS CURRENTLY HELD
         NOMINEES FOR DIRECTOR           AGE    DIRECTOR SINCE          WITH THE COMPANY
         ---------------------           ---    --------------      ------------------------
Ho Ching...............................  46     November 1987     Chairman of the Board
Lim Ming Seong.........................  52     November 1987     Deputy Chairman of the Board
Sum Soon Lim...........................  56     February 1994     Director

     HO CHING has served on our Board of Directors since November 1987 and as the Chairman of the Board since August 1995. Ms. Ho is the President and Chief Executive Officer of Singapore Technologies Pte Ltd, the Company's controlling shareholder, Chairman of Singapore Technologies Engineering Ltd and Vice Chairman of SembCorp Industries Ltd. Ms. Ho also serves on the boards of directors of various companies in the Singapore Technologies group. Before joining Singapore Technologies in 1987, Ms. Ho was with the Ministry of Defence of Singapore where she held various senior positions. Ms. Ho received a Master of Science (Electrical Engineering) Degree from Stanford University. For her public service, she was awarded the Public Service Star in 1996.

     LIM MING SEONG has served on our Board of Directors since November 1987 and as the Deputy Chairman of the Board since August 1995. Mr. Lim is the Group Director of Singapore Technologies Pte Ltd, Deputy Chairman of ST Assembly Test Services Ltd and Chairman of CSE Systems & Engineering Ltd. After joining Singapore Technologies in December 1986, Mr. Lim has held various senior positions in the Singapore Technologies group. Prior to joining Singapore Technologies, Mr. Lim was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. Mr. Lim also participated in the Advanced Management Programs at INSEAD and Harvard University.

     SUM SOON LIM has served on our Board of Directors since February 1994 and is currently a part time corporate advisor to Singapore Technologies Pte Ltd. Prior to accepting his position with Singapore Technologies, Mr. Sum had worked with the Singapore Economic Development Board, DBS Bank, J.P. Morgan Inc., Overseas Union Bank and Nuri Holdings (S) Pte Ltd, a private investment holding company. Mr. Sum is also a member of the Securities Industry Council. Mr. Sum received his B.Sc (Honors) in Production Engineering from the University of Nottingham, England.

 THE BOARD RECOMMENDS A VOTE "FOR" THE RE-ELECTION OF EACH OF MS. HO CHING AND
       MESSRS. LIM MING SEONG AND SUM SOON LIM TO THE BOARD OF DIRECTORS.

                               PROPOSAL NO. 2(b):

         RE-ELECTION OF DIRECTOR ELECTED BY THE BOARD TO FILL A VACANCY

     Effective September 15, 1999, the Board appointed Dr. Tsugio Makimoto as a member of our Board to fill a vacancy. In accordance with Article 99 of the Articles of Association of the Company, Dr. Makimoto's appointment to our Board will expire at the Annual General Meeting. Dr. Makimoto is eligible to stand for re-election and has been nominated by the Board to do so.

     The biography of Dr. Makimoto follows. For a complete listing of our Board of Directors, please see "Directors and Executive Officers" below. Also see "Board and Committee Meetings" and "Compensation of Directors and Executive Officers" for a discussion of our Board and Committee meetings and the compensation of our Board members.

                                                                        POSITIONS CURRENTLY HELD
            NOMINEES FOR DIRECTOR              AGE    DIRECTOR SINCE        WITH THE COMPANY
            ---------------------              ---    --------------    ------------------------
Tsugio Makimoto..............................  62     September 1999    Director

     TSUGIO MAKIMOTO has served on our Board of Directors since September 1999 and has 40 years of working experience in the semiconductor industry. Dr. Makimoto has worked for Hitachi Ltd since 1959 where he has held various senior positions, including Executive Managing Director in 1993 and Senior Executive Managing Director in 1997. Dr. Makimoto is currently Hitachi's Corporate Chief Technologist. Dr. Makimoto is a member of the Advisory Committee of the NAIST (Nara Institute of Science and Technology) and the International Advisory Panel of the NSTB (National Science and Technology Board) of Singapore. Dr. Makimoto is also a visiting professor at Toyo University.

    THE BOARD RECOMMENDS A VOTE "FOR" THE RE-ELECTION OF DR. TSUGIO MAKIMOTO
                           TO THE BOARD OF DIRECTORS.

                                PROPOSAL NO. 3:

             RE-APPOINTMENT OF DIRECTORS PURSUANT TO SECTION 153(6)
                              OF THE COMPANIES ACT

     Section 153(1) of the Companies Act provides that, subject to sub-section
(6) of Section 153, no person of or over the age of 70 years shall be appointed to act as a director of a public company or of a subsidiary of a public company.
Section 153(6) allows the appointment of such a person by the passing of a resolution (of which no shorter notice than that required to be given to the shareholders of the company of an annual general meeting has been duly given) by a majority of not less than 3/4 of such registered shareholders of the company voting in person or by proxy at a general meeting of the company. A director appointed pursuant to Section 153(6) of the Companies Act would hold office until the next annual general meeting of the Company.

     In accordance with Section 153 of the Companies Act, Messrs. Aubrey C. Tobey, James H. Van Tassel and Charles E. Thompson are offering themselves up for re-appointment to the Board.

     The biographies of Messrs. Tobey, Van Tassel and Thompson follow. For a complete listing of our Board of Directors, please see "Directors and Executive Officers" below. Also see "Board and Committee Meetings" and "Compensation of Directors and Executive Officers" for a discussion of our Board and Committee meetings and the compensation of our Board members.

                                                                        POSITIONS CURRENTLY HELD
            NOMINEES FOR DIRECTOR              AGE    DIRECTOR SINCE        WITH THE COMPANY
            ---------------------              ---    --------------    ------------------------
Aubrey C. Tobey..............................  74     March 1998        Director
James H. Van Tassel..........................  70     June 1993         Director
Charles E. Thompson..........................  70     September 1998    Director

     AUBREY C. TOBEY has served on our Board of Directors since March 1998 and is currently the President of ACT International providing consultancy in the management and marketing of high technology. From 1983 to 1987, Mr. Tobey was Vice President of Micronix Corporation and from 1965 to 1983 was Corporate Vice President at GCA Corporation. Mr. Tobey was with Arthur D. Little, Inc., a management, science and technology consulting firm from 1959 to 1965. Mr. Tobey received his Bachelor of Science degree in Mechanical Engineering from Tufts University and his Master of Science degree in Mechanical Engineering from the University of Connecticut.

     JAMES H. VAN TASSEL has served on our Board of Directors since June 1993. He is a consultant in the semiconductor industry and has been involved in the electronics and microelectronics industry since 1960. From 1980 to 1991, Dr. Van Tassel was Vice President (Microelectronics) with NCR Corporation. Dr. Van Tassel received his Bachelor of Science degree from the University of Wisconsin at La Crosse, and his Master of Science Degree (Inorganic Chemistry) and Doctor of Philosophy from Texas Technological University.

     CHARLES E. THOMPSON has served on our Board of Directors since September 1998 and is currently working as a consultant in the information technology/semiconductor technology industry. From 1973 to 1996, Mr. Thompson was World Marketing Senior Vice President at Motorola Inc. Prior thereto, Mr. Thompson was Computer Department Sales Director at General Electric. Mr. Thompson received his Bachelor of Science in Mathematics from the University of Washington.

 THE BOARD RECOMMENDS A VOTE "FOR" THE RE-APPOINTMENT OF EACH OF MESSRS. AUBREY
C. TOBEY, JAMES H. VAN TASSEL AND CHARLES E. THOMPSON TO THE BOARD OF DIRECTORS AND TO HOLD SUCH OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY.

                                PROPOSAL NO. 4:

            RE-APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION
                     OF THE BOARD TO FIX THEIR REMUNERATION

     The firm of KPMG has served as independent auditors for the Company from the incorporation of the Company in 1987 to the fiscal year ended December 31, 1999. The Board of Directors intends to re-appoint KPMG as independent auditors to audit the accounts and records of the Company for the fiscal year ended December 31, 2000 and to perform other appropriate services. The Company expects that a representative from KPMG will be present at the Annual General Meeting. Such representative will have the opportunity to make a statement if he so desires and is expected to be available to respond to appropriate questions.

 THE BOARD RECOMMENDS A VOTE "FOR" THE RE-APPOINTMENT OF KPMG AS THE COMPANY'S
      INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000 AND
             AUTHORIZATION FOR THE BOARD TO FIX THEIR REMUNERATION.

                                PROPOSAL NO. 5:

                          APPROVAL OF DIRECTORS' FEES

     In accordance with Article 81 of the Articles of Association, Shareholders are requested to approve the payment of Directors' fees up to $750,000 for services rendered during the fiscal year ended December 31, 1999. The Directors' fees for the fiscal year ended December 31, 1999 represent an increase of $410,000 over the Directors' fees of $340,000 for the fiscal year ended December 31, 1998. The reasons for the increase in Directors' fees in 1999 included the need for Directors to attend four additional Board meetings, the establishment of the Executive Resource and Compensation Committee and the Budget Committee of the Board in 1999, the addition of a new member to the Audit Committee and the payment of a one-time bonus totaling in the aggregate approximately $250,000 to eligible members of the Board in recognition of their contributions to the successful initial public offering of the Company's Ordinary Shares and ADSs on October 29, 1999.

     Please see "Compensation of Directors and Executive Officers" for a general discussion of the compensation of our Board members.

       THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF DIRECTORS' FEES
         TOTALING $750,000 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999.

                                PROPOSAL NO. 6:

           AUTHORIZATION OF THE BOARD TO ISSUE SHARES AND SECURITIES

     The Company is incorporated in the Republic of Singapore. Pursuant to the Companies Act, Directors may exercise any power of the Company to issue new Ordinary Shares only with the prior approval of the Shareholders of the Company at a general meeting. Such approval, if granted, is effective from the date of the meeting at which it was given to the conclusion of the next annual general meeting of shareholders of the company or the expiration of the period within which the next annual general meeting is required by law to be held, whichever is earlier.

     Shareholders' approval is sought for the issue of new Ordinary Shares during the period from the Annual General Meeting to the next annual general meeting. This approval, if granted, will lapse at the conclusion of the annual general meeting of the Company to be held in 2001.

     The requirement for Shareholders' approval under the Companies Act extends to the issue of new Ordinary Shares arising from the conversion, exchange or exercise of other securities, including warrants or options to subscribe for new Ordinary Shares of the Company or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for new Ordinary Shares, new Ordinary Shares pursuant to any offers, agreements, options, undertakings, guarantees and/or indemnities to be made, entered into or issued by the Company, as well as new Ordinary Shares to be issued pursuant to the exercise of options under the Company's Share Option Plan 1999 (the "1999 Plan").

     Shareholders' approval is sought for the creation and issuance of new securities, including but not limited to warrants, options or other securities convertible into, exchangeable for, or exercisable for, Ordinary Shares, the making, entry into and/or issue of offers, agreements, options, undertakings, guarantees and/or indemnities by the Company which would or might require the issue of Ordinary Shares, and the issuance of Ordinary Shares required or permitted to be allotted and issued on the conversion, exchange or exercise of such securities, pursuant to such offers, agreements, options, undertakings, guarantees and/or indemnities, or upon the exercise of any options under the 1999 Plan.

     The Board believes that it is advisable and in the best interests of the Company and its Shareholders to have a sufficient number of new Ordinary Shares for issuance in future financing transactions, acquisitions and other proper corporate opportunities and purposes. Having additional Ordinary Shares available for issuance in the future would give the Company greater flexibility to pursue corporate opportunities and, subject to the listing requirements of the Nasdaq National Market, enable it to issue Ordinary Shares without the expense and delay of having to convene an extraordinary general meeting of Shareholders.

     In summary, under proposal 6, Shareholders are requested to authorize the Board to:

          (a) issue shares in the capital of the Company pursuant to Section 161 of the Companies Act;

          (b) create and issue securities and to issue shares in connection therewith in the capital of the Company pursuant to Section 161 of the Companies Act; and

          (c) offer and grant options and to issue additional shares in the capital of the Company pursuant to the 1999 Plan.

THE BOARD RECOMMENDS A VOTE "FOR" EACH OF THE RESOLUTIONS SET OUT UNDER PROPOSAL
     NO. 6 AS DESCRIBED ABOVE AND IN THE NOTICE OF ANNUAL GENERAL MEETING.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth, as of December 31, 1999, the name, age and position of each director and executive officer of the Company.

                   NAME                      AGE                    POSITION
                   ----                      ---                    --------
BOARD OF DIRECTORS
Ho Ching(1)................................  46    Chairman of the Board
Lim Ming Seong(1)(3).......................  52    Deputy Chairman of the Board
Barry Waite................................  51    Director
Sum Soon Lim(1)(2)(3)......................  56    Director
James H. Van Tassel(3).....................  70    Director
Aubrey C. Tobey(1)(2)......................  74    Director
Robert Edmund La Blanc(2)..................  65    Director
Andre Borrel(1)(3).........................  63    Director
Charles E. Thompson(1).....................  70    Director
Koh Beng Seng(2)...........................  49    Director
Tsugio Makimoto............................  62    Director
Premod Paul Thomas(4)......................  42    Alternate Director to Sum Soon Lim
Liow Voon Kheong(4)(5).....................  48    Alternate Director to Lim Ming Seong

                   NAME                      AGE                    POSITION
                   ----                      ---                    --------
EXECUTIVE OFFICERS
Barry Waite................................  51    President and Chief Executive Officer
Chia Song Hwee.............................  37    Senior Vice President and Chief Financial
                                                   Officer
Robert Baxter..............................  44    Senior Vice President, Business Operations
John Docherty..............................  47    Senior Vice President, Manufacturing
                                                   Operations
Brian Klene................................  42    Vice President, Strategic Development
John Martin................................  57    Vice President, Technology Development
Lau Chi Kwan...............................  49    Vice President, Quality, Reliability and
                                                   Assurance
Justin Lim.................................  42    Vice President, Information Technology
Tan Seng Chai..............................  37    Vice President, Human Resources
Michael J. Rekuc...........................  50    President, North America

---------------
(1) Member of the Executive Resource and Compensation Committee.

(2) Member of the Audit Committee.

(3) Member of the Budget Committee.

(4) Under the Company's Articles of Association, a Director is entitled to designate an Alternate Director to take his place when he is absent from a meeting. An Alternate Director, when serving in place of an absent Director, may exercise all of the powers and authority of the absent Director, except the power to appoint an Alternate Director. When not acting in place of an absent director for whom he has been appointed Alternate Director, an alternate director is not entitled to attend, participate or vote in any Board meetings.

(5) Liow Voon Kheong was nominated as an Alternate Director by EDB Investments Pte Ltd. EDB Investments has the right to nominate an Alternate Director for so long as EDB Investments owns any Ordinary Shares.

BIOGRAPHICAL INFORMATION

     The biographical information relating to Ms. Ho and Messrs. Lim, Sum, Van Tassel, Tobey, Thompson and Makimoto has been set out under proposals 2(a), 2(b) and 3, above.

BARRY WAITE

     Barry Waite has served on the Board of Directors and as the President and Chief Executive Officer since May 1998. Mr. Waite has more than 29 years of experience in the semiconductor industry. Prior to joining the company, Mr. Waite held various positions at Motorola Inc. Semiconductor Products Sector, including Senior Vice President and General Manager of its microprocessor and memory technology group and Senior Vice President and General Manager of the European, Middle East and Africa region. Mr. Waite was with Texas Instruments from 1970 to 1982. Mr. Waite has been Chairman of Silicon Manufacturing Partners Pte Ltd and Chartered Silicon Partners Pte Ltd since May 1998. Mr. Waite received his BA (Economics) (Honours) Degree from the University of Sheffield, England and is an Officer of the Order of the British Empire.

ROBERT EDMUND LA BLANC

     Robert Edmund La Blanc has served on the Board of Directors since May 1998 and is the President of Robert E. La Blanc Associates, Inc., an information technologies consulting and investment banking firm. From 1979 to 1981, Mr. La Blanc was Vice Chairman of Continental Telecom, Inc. and from 1969 to 1979, a General Partner of Salomon Brothers Inc. Mr. La Blanc has also held various senior positions within companies in the telecommunications industry including AT&T, Bell Telephone Laboratories and New York Telephone Company. Mr. La Blanc received his B.E.E. from Manhattan College and his MBA from New York University. Mr. La Blanc also is a graduate of the Operating Engineers Program at Bell Telephone Laboratories and the USAF Communications Officers School.

ANDRE BORREL

     Andre Borrel has served on the Board of Directors since July 1998 and is currently working as a consultant in the semiconductor industry. Prior to joining the Company, Mr. Borrel was Senior Vice President and General Manager of Communications, Power and Signal Technology Group at Motorola Inc. Mr. Borrel is also an Officer of the French National Order of Merit and holds a Master Degree in Electronics from "Ecole Nationale Superieure des Telecommunications" in Paris, France.

KOH BENG SENG

     Koh Beng Seng has served on the Board of Directors since February 1999. He is currently Senior Advisor to Asia Pulp & Paper Co. Ltd and an advisor to the International Monetary Fund. Mr. Koh is active in the financial services sector and was with the Monetary Authority of Singapore from 1973 to 1998, where he served as Deputy Managing Director from 1988 to 1998. Mr. Koh received his Bachelor of Commerce (First Class Honors) from Nanyang University and his MBA from Columbia University. Mr. Koh was awarded an Overseas Postgraduate Scholarship by the Monetary Authority of Singapore in 1978. In 1987, the President of the Republic of Singapore awarded him a Meritorious Service Medal.

PREMOD PAUL THOMAS

     Premod Paul Thomas was appointed to the Board of Directors as the Alternate Director to Sum Soon Lim in July 1999. Mr. Thomas is Director (Finance) of Singapore Technologies Pte Ltd. Before joining Singapore Technologies Pte Ltd. he was with Tirtamas Group, Jakarta, as Group Executive Advisor from 1995 to 1998 and with Bank of America from 1983 to 1995. Mr. Thomas received his B.Com. (First Class Honors) from Loyola College, India in 1977. He is a Certified Associate of the Indian Institute of Bankers, Bombay, and has an MBA from the Indian Institute of Management, Ahmedabad.

LIOW VOON KHEONG

     Liow Voon Kheong was appointed to the Board of Directors as the Alternate Director to Lim Ming Seong in July 1998. Mr. Liow was previously an Alternate Director from May 1995 to July 1998. Mr. Liow is presently Assistant Managing Director (Operations) of the Singapore Economic Development Board, General Manager of EDB Investments Pte Ltd, Director/General Manager of EDB Ventures Pte Ltd and EDB Ventures 2 Pte Ltd and General Manager of PLE Investments Pte Ltd. Mr. Liow started his career with the Singapore Economic Development Board in 1976. He received his B.E. (Electrical & Electronics) and his Diploma in Business Administration from the University of Singapore.

CHIA SONG HWEE

     Chia Song Hwee has served as our Senior Vice President since February 2000 and as our Chief Financial Officer since December 1997. Mr Chia was our Director of Finance from April 1996 to December 1997. Mr. Chia has more than 13 years of experience in financial accounting and has overall responsibility for our company's finance and legal matters. From May 1992 through December 1994, Mr. Chia was Regional Financial Controller (Asia and Middle East) for Anadrill Technical Services, Inc. From January 1995 to April 1996, Mr. Chia was Regional Controller (Asia, Australia and Middle East) for Sedco Forex Technical Services, Inc. Mr. Chia has been an Alternate Director on the Board of Directors of Chartered Silicon Partners Pte Ltd since July 1998 and was appointed to its Board of Directors in April 1999. He has also been an Alternate Director on the Board of Directors of Silicon Manufacturing Partners Pte Ltd since October 1998. Mr. Chia received his Bachelor of Business (Accountancy), with distinction, from Edith Cowan University, Australia and is a Certified Practicing Accountant by the Australian Society of CPAs.

MICHAEL J. REKUC

     Michael J. Rekuc has served as President of our North American operations since March 1999. From 1976 until March 1999, Mr. Rekuc held sales, management and director positions in the semiconductor product sector of Motorola Inc. His most recent positions at Motorola Inc. included worldwide responsibilities as global sales director for wireless subscriber systems and a two year role as vice president and sales director for PC, computing and peripherals. Mr. Rekuc holds a BSc in Electrical Engineering from Lawrence University of Michigan.

ROBERT BAXTER

     Robert Baxter has served as our Senior Vice President, Business Operations since July 1998 with overall responsibility for regional sales, worldwide marketing, customer engineering and EDA teams in planning and executing business strategies. Mr. Baxter has more than 23 years of working experience in the semiconductor industry. He started his career with Texas Instruments in 1976 and later joined Motorola Corporation in 1982. Prior to joining Chartered, Mr. Baxter was Vice President and General Manager of Motorola's Advanced Digital Consumer Division based in Tokyo. He also ran Microcontroller Business Divisions based in Europe and in Austin, Texas for Motorola Inc. He has served on the Board of Directors of Chartered Silicon Partners Pte Ltd since October 1998. Mr. Baxter holds a BSc (Hons) in Applied Physics and Electronics from Durham University, United Kingdom.

JOHN DOCHERTY

     John Docherty has served as our Senior Vice President, Manufacturing Operations since September 1998 and has overall responsibility for wafer fab manufacturing operations, and leading our fab operations, turnkey services and supply management activities. Mr. Docherty has more than 24 years experience in the semiconductor industry. Prior to joining Chartered, Mr. Docherty was the Vice President and Director of European Manufacturing for Motorola Inc.'s wafer fabrication facilities in Scotland and France. Mr. Docherty has served on the Boards of Directors of Chartered Silicon Partners Pte Ltd and Silicon Manufacturing Partners Pte Ltd since October 1998. Mr. Docherty graduated from Napier University, Edinburgh, United Kingdom and holds a Business Diploma from Strathclyde University, Glasgow.

BRIAN KLENE

     Brian Klene has served as our Vice President, Strategic Development since October 1998 and has overall responsibility for strategic business development and planning activities and intellectual property management. Mr. Klene has also served as Vice President, Worldwide Marketing. Mr. Klene has more than 20 years of working experience in the semiconductor and communications industry. Prior to joining Chartered, Mr. Klene was Executive Vice President of Sales and Marketing at Micron Technology and was with IBM from 1979 to 1989. Mr. Klene received an MBA from the University of Southern California and his BA from The Citadel.

JOHN MARTIN

     John Martin has served as our Vice President, Technology Development since January 1998 and has overall responsibility for our internal and external technology development activities. Dr. Martin has more than 25 years of experience in the semiconductor industry. He began his semiconductor career with Rockwell International Microelectronics in 1973. From 1981 to 1997, Dr. Martin held various positions in Motorola Inc.'s Semiconductor Products Sector. Dr. Martin holds a Ph.D. in Inorganic Chemistry from the University of Arkansas and a BA (Chemistry) from DePauw University.

LAU CHI KWAN

     Lau Chi Kwan has served as our Vice President, Quality, Reliability and Assurance since January 1998 and has overall responsibility for our quality operations, total quality management and quality engineering support, which includes failure analysis and reliability engineering. From 1994 to 1997, Dr. Lau was our Yield Engineering Manager and subsequently our Research and Development Director. Dr. Lau has 23 years of experience in the semiconductor industry, largely in research and development. Prior to joining Chartered, Dr. Lau was a project manager for Hewlett-Packard's Circuit Technology Business Division. He began his career in 1976 with Microwave Acoustics Lab of the University of Southern California and subsequently continued his research and engineering work at Texas Instruments for three years and Hewlett-Packard for

11 years. Dr. Lau received a BSc from the University of Hawaii and MSc from the University of Wisconsin. Dr. Lau received his Ph.D. from the University of Southern California.

JUSTIN LIM

     Justin Lim has served as our Vice President, Information Technology since February 1998 and has overall responsibility for the development and application of information technology for our business, operational and strategic needs. Dr. Lim has 16 years of experience in the semiconductor industry, largely in information technology support and development work. He began his career in 1983 with Fairchild Semiconductor which was later acquired by National Semiconductor Pte Ltd in 1988. Dr. Lim was with National Semiconductor from 1988 to 1995. From 1995 to 1998, Dr. Lim was the Director of Services for FASTech Integration Asia for three years. Dr. Lim received his Ph.D. in Electrical Engineering from the University of Swansea, UK in 1983 after obtaining his BSC (Electro-Mechanical
Eng) (1st Class Hons) there in 1980. He also holds a MBA from the National University of Singapore.

TAN SENG CHAI

     Tan Seng Chai has served as our Vice President, Human Resources since July 1999 and has overall responsibility for the development and implementation of policies and processes in our human resource management system. From October 1997 to June 1999, Mr. Tan was our Human Resource Director. Mr. Tan joined our company as human resource manager in April 1996. He has more than 12 years of experience in the semiconductor industry. He began his career at National Semiconductor in 1987 where he held various positions in engineering, production and human resource management. Mr. Tan later joined Creative Technology Ltd in 1994 and prior to joining Chartered, he was Creative's Senior Manager, Human Resource. Mr. Tan holds a Bachelor of Engineering (Hons) from the National University of Singapore in 1987 and a MSc (Industrial and System Eng) from the National University of Singapore in 1991.

                          BOARD AND COMMITTEE MEETINGS

     The Board of Directors held eight meetings during the fiscal year ended December 31, 1999, including four regularly scheduled meetings and four special meetings. Overall attendance at Board and Committee meetings was approximately 80% in 1999.

     The Executive Resource and Compensation Committee, or ERCC, of our Board of Directors oversees executive compensation and development in the Company with the goal of building capable and committed management teams through competitive compensation, focused management and progressive policies which can attract, motivate and retain a pool of talented executives to meet the Company's current and future growth plans. Specifically, the ERCC:

     - establishes compensation policies for executive officers;

     - approves salary reviews, bonuses and incentives for executive officers;

     - approves share incentives, including share options and share ownership for executives;

     - approves key appointments and reviews succession plans for key positions; and

     - oversees the development of executive officers and younger executives.

     The members of the ERCC are Ms. Ho (Chairman) and Messrs. Borrel, Lim, Thompson, Sum and Tobey. The ERCC held 1 meeting during the fiscal year ended December 31, 1999.

     The Audit Committee of our Board of Directors consists of four members, of which a majority may not be officers or employees of the Company. The Audit Committee reviews, acts on and reports to the Board of Directors regarding various auditing and accounting matters, including the scope and results of annual audits and the recommendation of our independent auditors. The Audit Committee also reviews all material transactions between the Company and the Singapore Technologies group. The members of the Audit Committee are Messrs. Sum (Chairman), Koh, La Blanc and Tobey. The Audit Committee held a total of

4 meetings during the fiscal year ended December 31, 1999. The Company is in the process of reviewing its Audit Committee charter, structure and membership requirements and will amend them as necessary in line with Nasdaq's new rules relating to audit committees.

     The Budget Committee of our Board of Directors is responsible for reviewing our annual budget and our quarterly financial performance in relation to our budget. The members of the Budget Committee are Messrs. Borrel (Chairman), Lim, Van Tassel and Sum. The Budget Committee held a total of 4 meetings during the fiscal year ended December 31, 1999.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The aggregate compensation paid to or accrued for all of the Directors and executive officers for services rendered to the Company and its subsidiaries during the fiscal year ended December 31, 1999 was approximately $5.0 million.

     The 1999 compensation to the Directors included a one-time bonus payment totaling in the aggregate approximately $250,000 to the Directors in recognition of their contributions to the successful initial public offering of the Company's Ordinary Shares and ADSs on October 29, 1999.

     The Company did not set aside any provision for pension, retirement or similar benefits for any Director or executive officer during the fiscal year ended December 31, 1999.

     All of the Company's officers and employees are eligible to participate in the employee bonus plans. The plans provide for bonus payments based upon the achievement of certain operational, financial and customer satisfaction targets. Upon achievement of these targets, the participants in the plans are awarded bonuses based on a percentage of their annual salary. Our President and Chief Executive Officer is entitled to a guaranteed minimum annual bonus pursuant to his employment agreement.

     Please see "Report of the Executive Resource and Compensation Committee on Executive Compensation" below for a discussion of our employee bonus plans.

ISSUANCE OF SHARE OPTIONS

     As of March 15, 1999, options to purchase 32,242,131 Ordinary Shares were issued and outstanding, of which 15,737,296 were held by the Directors and executive officers. The outstanding options were granted under our 1999 Plan. The exercise prices of these options range from S$0.93 to S$3.344. The expiration dates of the options range from April 2004 to October 2009. In April 2000, the Company expects to grant to its officers, directors and employees options under the 1999 Share Option Plan to purchase approximately 18,000,000 Ordinary Shares. The exercise price of such options will be the fair market value of Ordinary Shares at the time of the grant.

               REPORT OF THE EXECUTIVE RESOURCE AND COMPENSATION
                      COMMITTEE ON EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY

     The Executive Resource and Compensation Committee, or ERCC of the Board of Directors oversees executive compensation and development in the Company. In carrying out this role, it establishes the overall executive compensation strategies to attract, retain and reward executive officers to grow and position the Company as a top-tier and world-class semiconductor foundry. The ERCC periodically reviews its approach to executive compensation.

     The compensation strategies are built around a multi-faceted approach that includes cash-based and long-term equity-based compensation. The combination of these components in the compensation packages for executive officers is designed to reward each executive officer according to the Company's financial and operational performance, as well as the individual's performance. The Company also has a policy on healthcare, welfare and retirement benefits for executive officers that is consistent with what is generally available to executives from the semiconductor industry. The policy is periodically reviewed to maintain its competitiveness.

     The compensation philosophy of the Company is to provide a comprehensive, competitive and attractive remuneration package for each executive officer that will motivate him to plan, drive and execute the business and operational strategies of the Company to maximize financial returns and shareholder values.

EXECUTIVE COMPENSATION

     The total cash-based compensation for each executive officer is comprised of a base salary and discretionary bonuses in accordance with the Company's quarterly performance bonus plan, annual economic value-added (EVA) bonus plan and executive business plan bonus.

     The ERCC establishes the base salary for each executive based on the Company's expectation of his or her performance and potential and industry benchmarks.

     The quarterly performance bonus plan is open to all employees including executive officers and is paid at the start of every quarter for the previous quarter's performance. The plan is based on objective performance criteria that reflect company-wide performance as well as performance in the areas of sales, manufacturing and technology development when measured against established targets. Under the plan, a maximum of 2 months of an individual's base salary may be paid every year, subject to any revision of the limit by the ERCC. The plan also empowers our President and Chief Executive Officer to set aside a bonus pool (subject to an annual limit approved by the ERCC) to reward extraordinary individual performances during the year.

     Implemented in 1999, the EVA bonus is paid annually to all eligible employees for the Company's performance during the previous fiscal year when measured against the absolute EVA results for that year and the EVA change from the previous year. The EVA plan uses these indicators to create the bonus pool for distribution to employees (including executive officers). For the fiscal year ended December 31, 1999, eligible employees received 3 months of their base salary under the EVA bonus plan.

     The executive bonus plan is an incentive plan established to motivate executive officers to strive to meet and exceed the targets set in the Company's annual business plan. Implemented in 1999, the incentive plan rewards executive officers according to the Company's performance and the individual's performance and contributions. The executive bonus is paid once a year after the close of the last fiscal year.

     The long-term equity compensation plan is administered through the Share Option Plan 1999. The 1999 Plan was adopted by Shareholders on March 30, 1999 to offer employees of the Company and its affiliates (who satisfy certain eligibility criteria) an opportunity to acquire a proprietary interest in the success of the Company, or to increase such an interest, by exercising options to purchase the Company's shares. Options granted to executive officers may be exercised over a specified period of time (up to ten years), thereby creating a long-term incentive to the executive officers to manage the Company from the perspective of an owner with an equity stake in the business.

     The ERCC maintains a set of guidelines for the determination of the grant of share options to executive officers. The guidelines take into account the individual's performance, his current position and promotion during the performance review period. The relative weight given to each of these factors is left to the discretion of the ERCC and the size of a grant is generally set at a level that is intended to create a meaningful opportunity for share ownership in the Company. The ERCC may grant share options more than once a year.

     To ensure that the executive compensation packages are competitive enough to attract, retain and reward talent, the ERCC keeps itself up to date by referring to data and advice from external compensation consultants, as and when it deems necessary.

     The aggregate compensation paid to executive officers for services rendered to the Company and its subsidiaries for the fiscal year ended December 31, 1999 was approximately $4.2 million.

     The Company also provided its executive officers with customary healthcare, welfare and retirement benefits during the year.

EXECUTIVE RESOURCE AND COMPENSATION COMMITTEE INTERLOCKS AND INSIDER
PARTICIPATION

     The members of the ERCC in 1999 were Ms. Ho (Chairman) and Messrs. Lim, Borrel, Sum, Thompson and Tobey. No officers of the Company served on the ERCC. No interlocking relationships exist between the Company's Board of Directors or ERCC and the board of directors or compensation committee of any other company. No member of the ERCC engaged in any insider transactions with the Company that is required to be disclosed pursuant to the U.S. Securities Exchange Act of 1934.

                                          By the Executive Resource and
                                          Compensation Committee

                                          Ho Ching
                                          Lim Ming Seong
                                          Andre Borrel
                                          Sum Soon Lim
                                          Charles E. Thompson
                                          Aubrey C. Tobey

                            STOCK PERFORMANCE GRAPH

     The Stock Performance Graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the U.S. Securities Act of 1933 or under the U.S. Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

     This graph compares the total shareholder return of the Company's ADSs with the S&P 500 Index and the S&P Electronics (Semiconductor) Index over a period from October 29, 1999 to December 31, 1999. October 29, 1999 was the first day of trading in the Company's ADSs. The total shareholder return assumes $100 invested at the beginning of the period in the Company's ADSs, the S&P 500 Index and the S&P Electronics (Semiconductor) Index. It also assumes reinvestment of all dividends.

     Pursuant to the rules and interpretations of the U.S. Securities and Exchange Commission, the graph is calculated using, as the beginning measurement point, the closing price of the Company's ADS on October 29, 1999, which was $33.19. The initial public offering price of the Company's ADS was $20.00 per share.

     The comparisons in the graph are based on historical data and are not intended to forecast the possible future performance of the Company's ADSs or Ordinary Shares. The graph lines merely connect the prices on the dates indicated and do not reflect fluctuations between those dates.

                                                 CHARTERED SEMICONDUCTOR                                     S&P ELECTRONICS
                                                  MANUFACTURING LTD ADS              S&P 500                (SEMICONDUCTORS)
                                                 -----------------------             -------                ----------------
10/29/1999                                               100.00                      100.00                      100.00
11/30/1999                                               160.00                      102.00                      102.00
12/31/1999                                               220.00                      108.00                      110.00

                              CERTAIN TRANSACTIONS

WHAT IS THE SINGAPORE TECHNOLOGIES GROUP

     Singapore Technologies Pte Ltd, or ST, is a holding company for a group of high-technology companies. As of December 31, 1999, ST was 21.7% owned by Singapore Technologies Holdings Pte Ltd, or ST Holdings. ST and ST Holdings were 78.3% and 100% owned, respectively, by Temasek Holdings (Private) Limited through which the corporate investments of the Government of Singapore are held. Temasek is owned by the Minister for Finance (Incorporated) of Singapore. ST owns 100% of Singapore Technologies Semiconductors Pte Ltd, or ST Semiconductors. As of March 15, 2000, ST and ST Semiconductors hold approximately a 39.0% and 31.1% interest in our Company, respectively. ST Semiconductors holds interests in our sister companies, STATS and Tritech Microelectronics Ltd (for which provisional liquidators were appointed effective September 1, 1999), or Tritech. In 1999, our revenues represented approximately 21% of ST's revenues and our assets represented approximately 19% of ST's assets (in each case, based on unaudited numbers).

     ST has five principal business groups: engineering, technology, infrastructure, property and financial services. ST has three operating subsidiaries that are engaged in the semiconductor business, namely:

     - Chartered Semiconductor Manufacturing Ltd;

     - STATS; and

     - Tritech (in liquidation).

     STATS specializes in assembly and testing of semiconductors. STATS consummated its initial public offering on February 8, 2000. Tritech, which is in liquidation, was in the business of designing, developing and marketing application specific standard products as well as customer specific semiconductors. ST may in the future establish other subsidiaries, or form strategic alliances with companies, which are engaged in the semiconductor business.

     As of March 15, 2000, ST and its affiliates own approximately 70.1% of our outstanding Ordinary Shares and, as a result, are able to control actions over many matters requiring approval by our shareholders, including the election of Directors and approval of significant corporate transactions. In addition, Ms. Ho and Messrs. Lim, Sum, Koh, Thomas and Liow, each a member of our Board of Directors (other than Messrs. Thomas and Liow who serve as alternate members), serve as directors of companies in the Singapore Technologies group. Ms. Ho and Messrs. Lim and Thomas, each a member (or alternate member) of our Board of Directors, are employed by companies in the Singapore Technologies group.

     In 1996, our Board of Directors established an Audit Committee that, among other things, reviews all material transactions between us and the Singapore Technologies group. Please see "Board and Committee Meetings" above for a summary of the function and composition of the Audit Committee. Mr. Sum, the Chairman of the Audit Committee, also serves as a consultant to ST and serves as a director for other ST affiliates.

     We also have contractual and other business relationships with ST and its affiliates and we engage in material transactions with ST from time to time. Although our Audit Committee reviews all material transactions between our Company and the Singapore Technologies group, conflicts of interest may arise between us in certain circumstances. We are not obligated to conduct any business with members of the ST group if the costs of doing so are greater than for unaffiliated third parties.

FINANCIAL SUPPORT PROVIDED TO US BY SINGAPORE TECHNOLOGIES GROUP

     Through its subsidiary, ST Treasury Services Ltd, ST currently provides us with short-term financing and guarantees some of our debt. Certain of our loan agreements require ST to own at least a majority of our outstanding Ordinary Shares. ST Treasury Services Ltd has also in the past provided loans to us and has entered into forward foreign exchange contracts with us to provide a hedge for certain of our equipment purchase commitments with foreign vendors. As of December 31, 1999, approximately $202.2 million of our debt was guaranteed by ST at no cost. In addition, $153.7 million of our debt was guaranteed by commercial banks at the request of ST, at a weighted average cost to us of 0.29%.

     In addition, from time to time we advance funds to, or borrow funds from, ST Treasury Services Ltd (and from ST prior to the second half of 1998). In general, advances to and borrowings from ST and ST Treasury bear interest at rates comparable to the rates offered by commercial banks in Singapore, are unsecured and are repayable within three to six months on a renewable basis. The amount of interest income received from ST in 1997 and 1998 was $0.2 million and $0.8 million respectively. The amount of interest income received from ST Treasury in 1998 and 1999 was $0.9 million and $2.8 million, respectively. The amount of interest expense paid to ST was $12.7 million and $6.6 million in 1997 and 1998 respectively. The amount of interest expense paid to ST Treasury in 1998 and 1999 was $2.3 million and $0.1 million, respectively. The average rate of interest payable in 1997, 1998 and 1999 to ST and ST Treasury for our Singapore dollar denominated borrowings was 4.89%, 7.13% and 2.74% respectively, and 6.06%, 6.33% and 6.13% respectively, for our U.S. dollar denominated borrowings.

     We have also entered into an oral multi-currency credit facility with ST Treasury in connection with our borrowing arrangements with it. Under this facility, ST Treasury has agreed to make available to us funds of up to $100 million. We may, upon notice to ST Treasury, draw down at any time any amount available under the facility. We are not restricted in our utilization of drawn funds. Funds drawn under the facility are required to be repaid within one year of the date on which they are drawn. Payment schedules and directions will be as agreed to by us and ST Treasury at the time of the draw down. Unless otherwise agreed to, amounts drawn under the facility are unsecured and neither we nor ST Treasury are subject to conditions or events of default. Interest on drawn funds accrues at a rate based on the monthly average interest rate of three banks, as chosen by ST Treasury. As of December 31, 1999, there were no unsecured borrowings outstanding under this facility. While ST has historically provided credit and other support to us, ST has no obligation to continue doing so and the availability and amount of such support will depend on various factors, including our ability to raise funds without such support and the expenses relating to such fundraising.

CORPORATE SERVICES PROVIDED TO US BY SINGAPORE TECHNOLOGIES

     We have a service agreement with ST pursuant to which it provides us with services and support which are tangible as well as intangible in nature. The services provided by ST include management and corporate support services, such as treasury, cash management, internal audit, training and executive resources. In addition, ST is able to offer us the benefits of a global network and the "Singapore Technologies" name and ST's wide spectrum of industries provide us with operational and financial leverages in our dealings with external third parties. In return for those services, support and benefits, we currently pay ST an annual management fee based on a service based fee arrangement. In addition, we reimburse ST for the third-party costs and expenses it incurs on our behalf.

     In 1997, 1998 and 1999, we paid management fees to ST of $5.7 million, $4.9 million and $3.8 million, respectively. In addition, we reimbursed ST for costs and expenses incurred on our behalf, principally certain of our payroll expenses paid through ST. Those reimbursements totaled $5.6 million, $5.7 million and $6.5 million in 1997, 1998 and 1999, respectively.

     The service agreement expires in the event we cease to be a subsidiary of ST. It can be terminated by ST upon our prolonged failure to pay the management fees due to ST. The management fees we pay ST under the service agreement are itemized to allow us to compare them with similar services provided by unrelated third parties. We also believe that we derive economic benefits from the corporate services and support ST provides us. For example, ST guarantees a portion of our debt without fees or covenants and provides standby credit facilities without charge. In addition, we have used ST's leverage to secure loans and terms (including interest rates and covenants) that we would not otherwise have obtained.

     In the event that the service agreement is terminated, however, we will be required to provide the corporate services previously provided by ST either internally or obtain them from third parties and the cost to us could be greater than that charged by ST.

OTHER TRANSACTIONS WITH THE SINGAPORE TECHNOLOGIES GROUP

     We transact business with ST and its affiliates in the normal course of our respective businesses. We recorded sales to Tritech of $20.8 million, $6.2 million and $1.3 million in 1997, 1998 and 1999, respectively. These sales represented 5.5%, 1.5% and 0.2% of our net sales for the respective periods. Tritech was placed under judicial management on July 2, 1999 and commenced winding-up proceedings on October 15, 1999.

     We paid STATS $13.3 million, $22.7 million and $33.9 million in 1997, 1998 and 1999, respectively, for services rendered in those years. We also paid affiliates of ST $3.0 million, $1.4 million and $7.6 million in 1997, 1998 and 1999, respectively, for services rendered in those years. We purchased $1.0 million, $0.9 million and $0.6 million in assets from affiliates of ST in 1997, 1998 and 1999, respectively. We also paid

ST Construction and ST Architects $2.6 million, $1.1 million and $0.1 million in 1997, 1998 and 1999, respectively, for construction costs rendered in those years.

     Fabs 2 and 3 and our corporate offices are located on land leased to ST by Jurong Town Corporation, or JTC, a statutory board established by the Government of Singapore to develop and manage industrial estates in Singapore. These leases run until 2024 with conditional options to extend for another 30 years. We have entered into sub-leases with ST for the entire term of the leases for Fabs 2 and
3. The sub-leases for Fab 2 and Fab 3 require us to make rental payments to ST at rates equal to the rent paid by ST to JTC for the subject land through 2006 for Fab 2 and 2024 for Fab 3. The rental rates may be re-negotiated thereafter. In total, we paid ST $2.1 million, $1.6 million and $2.5 million, respectively, in lease payments for 1997, 1998 and 1999.

     CSP leases the land on which Fab 6 is located from ST, which in turn leases it from JTC. The agreement provides for the land to be leased to ST until 2027, with a conditional option to extend for an additional 30 years. CSP makes rental payments to ST at rates equal to the rent paid by ST to JTC for the subject land through 2027. CSP paid ST $0.5 million, $0.9 million and $1.1 million in lease payments for 1997, 1998 and 1999, respectively. We expect ST to lease the land on which our new fabrication facility, Fab 7, is being built from JTC and to sublease that land to us on terms similar to those of our other leases with ST. Some of our insurance coverage is held under various insurance policies which are negotiated and maintained by ST but billed directly to us. This enables us to benefit from the group rates negotiated by ST.

                                         BY ORDER OF THE BOARD

                                         ANGELA HON KAH SIM/NANCY TAN SEE SIN
                                         JOINT COMPANY SECRETARIES

Singapore
April 13, 2000

                                                             -------------------------------------------------------------
                                                             IMPORTANT
                                                               1. For Investors who have used their CPF moneys to buy
                                                                  shares of Chartered Semiconductor Manufacturing Ltd, the
                                                                  Annual Report 1999 is forwarded to them at the request
                                                                  of their CPF Approved Nominees and is sent solely FOR
                                                                  INFORMATION ONLY.
                                                               2. This Proxy Form is not valid for use by CPF Investors
                                                                  and shall be ineffective for all intents and purposes if
                                                                  used or purported to be used by them.
                                                               3. CPF Investors who wish to vote should contact their CPF
                                                                  Approved Nominees.
                                                             -------------------------------------------------------------

                  PROXY FORM -- TWELFTH ANNUAL GENERAL MEETING

I/We, ___________________________ (Name), of ____________________________
________________________________ (Address) being a member(s) of CHARTERED
SEMICONDUCTOR MANUFACTURING LTD (the "Company") hereby appoint

-------------------------------------                                                           NRIC/Passport    Proportion of
                Name                                           Address                             Number       Shareholding(%)
-------------------------------------
-------------------------------------
 *and/or
-------------------------------------
-------------------------------------

as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Twelfth Annual General Meeting ("Twelfth AGM") of the Company to be held at 60 Woodlands Industrial Park D Street 2, Singapore 738406 on May 25, 2000 at 10:00 a.m., and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of the Twelfth AGM and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Twelfth AGM).

NO.               ROUTINE BUSINESS -- ORDINARY RESOLUTIONS              FOR    AGAINST
1)      To adopt the Audited Accounts of the Company for the year       [ ]     [ ]
        ended December 31, 1999, including the reports of the
        Directors and the Auditors
2(a)    (i) To re-elect Ms. Ho Ching as a Director of the Company       [ ]     [ ]
        pursuant to Article 94 of the Company's Articles of
            Association.
        (ii) To re-elect Mr. Lim Ming Seong as a Director of the        [ ]     [ ]
        Company pursuant to Article 94 of the Company's Articles of
             Association.
        (iii) To re-elect Mr. Sum Soon Lim as a Director of the         [ ]     [ ]
        Company pursuant to Article 94 of the Company's Articles of
              Association.
2(b)    To re-elect Dr. Tsugio Makimoto as a Director of the Company    [ ]     [ ]
        pursuant to Article 99 of the Company's Articles of
        Association.
3)      (i) To re-appoint Mr. Aubrey C. Tobey as a Director of the      [ ]     [ ]
        Company to hold office until the next Annual General Meeting pursuant to Section 153(6) of the Companies Act, Chapter
            50.
        (ii) To re-appoint Dr. James H. Van Tassel as a Director of     [ ]     [ ]
        the Company to hold office until the next Annual General
             Meeting pursuant to Section 153(6) of the Companies
             Act, Chapter 50.
        (iii) To re-appoint Mr. Charles E. Thompson as a Director of    [ ]     [ ]
        the Company to hold office until the next Annual General
              Meeting pursuant to Section 153(6) of the Companies
              Act, Chapter 50.
4)      To re-appoint KPMG as the Company's Auditors and to             [ ]     [ ]
        authorise the Directors to fix their remuneration.
5)      To approve Directors' fees up to US$750,000 for the year        [ ]     [ ]
        ended December 31, 1999.
6(a)    To authorize the Directors to issue shares in the capital of    [ ]     [ ]
        the Company pursuant to Section 161 of the Companies Act,
        Chapter 50.
6(b)    To authorize the Directors to create and issue securities       [ ]     [ ]
        and to issue shares in connection therewith in the capital of the Company pursuant to Section 161 of the Companies Act,
        Chapter 50.
6(c)    To authorize the Directors to offer and grant options and to    [ ]     [ ]
        issue additional shares in the capital of the Company
        pursuant to the Chartered Semiconductor Manufacturing Ltd
        Share Option Plan 1999.

Dated this ____ day of ____________________________________ 2000.
                                          --------------------------------------
                                               Total Number of Shares Held
                                          --------------------------------------

                                          --------------------------------------
---------------------------------------------------------------
Signature(s) of Shareholder(s)/Common Seal

Please read Notes on the reverse.
---------------
* Please delete accordingly

NOTES

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number of Shares. If you have Shares registered in your name in the Register of Shareholders (Members), you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Shareholders, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2. A shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at 60 Woodlands Industrial Park D Street 2, Singapore 738406 not less than 48 hours before the time appointed for the Twelfth Annual General Meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a shareholder may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Twelfth Annual General Meeting, in accordance with
   Section 179 of the Companies Act, Chapter 50.

GENERAL

    The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the shareholder, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Twelfth Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.